Exhibit 4.34

Supplemental Agreement to Strategic Cooperation Agreement

This Supplemental Agreement for Strategic Cooperation Agreement (“this Agreement”) is executed on November 19th, 2016 in Chaoyao District, Beijing.

Party A: Cheetah Mobile Inc.

Address: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Tel: 010-62927779

Contact Person: Sheng Fu

Party B: Shenzhen Tencent Computer Systems Company Limited

Address: Tencent Building, Kejizhongyi Road, Nanshan Science and Technology Park, Shenzhen

Tel:

Contact Person:

Whereas:

Party A and Party B have entered into a Strategic Cooperation Agreement (the “Original Agreement”) dated December 30, 2015 in connection with certain cooperation matters; due to the business developments of both parties, the parties intend to amend the relevant terms of the Original Agreement.

Party A and Party B, after amicable discussion, agree as follows:

CHAPTER 1 PURPOSE

1.                       Clause 3 of Chapter II of the Original Agreements shall, on the effectiveness date of this Agreement, be terminated and superseded by the following provisions:

1

(1)                       “The parties agree that it is estimated that Party A (including its affiliated companies, similarly hereinafter) may bring Party B (including its affiliated companies, similarly hereinafter) business contracts and orders amounting to not more than RMB 47.5 million from January 1st, 2016 to December 31st, 2016; it is estimated that Party A may bring Party B business contracts and orders amounting to not more than RMB 62.5 million from January 1st, 2017 to December 31st, 2017; the transactions including such contracts and orders shall be actually executed and performed by the parties or their affiliated companies, and shall be determined based on the fair market price.”

2.                       The other provisions of the Original Agreement shall remain unchanged and are still valid. In case of any conflict among the Original Agreement and this Agreement, this Agreement shall prevail. The matters not defined herein shall be performed in accordance with the Original Agreement.

3.                       This Agreement shall become effective upon the satisfaction of all of the following conditions:

(1)                       The parties have executed this Agreement; and

(2)                       Party A has obtained approvals from its board of directors and general meeting of shareholders (if necessary) in accordance with the listing rules of Stock Exchange of Hong Kong.

4.                       This Agreement shall be executed in two (2) or more counterparts, each party shall hold one (1) counterpart. Each copy shall have the same effectiveness.

Party A: Cheetah Mobile Inc.	Party B: Shenzhen Tencent Computer System Co., Ltd.

Signed by Authorized Representative:	Signed by Authorized Representative:

/s/ Sheng Fu	Stamped with company chop of Shenzhen Tencent Computer System Co., Ltd.

Date:	Date:

2